February 16, 2021

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Fusion Acquisition Corp.

Draft Registration Statement on Form S-4
Submitted February 16, 2021

CIK No. 0001807846

Ladies and Gentlemen:

On the date hereof, Fusion Acquisition Corp. (the “Company”) has submitted on a confidential basis a Draft Registration Statement on Form S-4 (the “Draft Registration Statement”) with the Securities and Exchange Commission. The Company is submitting the Draft Registration Statement prior to the end of the twelfth month following June 25, 2020, the effective date of the Company’s registration statement on Form S-1 (File No. 333-239023), filed in connection with the Company’s initial public offering under the Securities Act of 1933, as amended (the “Securities Act”). On behalf of the Company, we confirm that the Company will file the registration statement no later than 48 hours prior to the requested effective date and time, in compliance with Rules 460 and 461 under the Securities Act.

Please do not hesitate to contact me by telephone at (212) 819-7644 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Elliott Smith

Elliott Smith

Partner

White & Case LLP

cc:	John James (Fusion Acquisition Corp.)

Byron B. Rooney (Davis Polk & Wardwell LLP)

Lee Hochbaum (Davis Polk & Wardwell LLP)

Darren M. Schweiger (Davis Polk & Wardwell LLP)